Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and

Exchange Commission

100 “F” Street, NE

Washington, D.C.  20549

Re:	DineEquity, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed October 31, 2008
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 001-15283

June 16, 2009

Dear Mr. Krikorian:

DineEquity, Inc. (the “Company”) is in receipt of your comment letter dated June 3, 2009 concerning the above-referenced reports.

We note that the letter requests a response within 10 business days. Due to the need to coordinate the Company’s response with its Audit Committee and outside accounting and legal advisers, we may be unable to finalize our response within such time frame, and we hereby respectfully request to extend the reply deadline to June 30, 2009.

If you have any questions or concerns regarding the proposed timing of our response to your comment letter, please do not hesitate to contact me at 818-637-3628. Thank you in advance for your consideration and assistance.

Sincerely,

/s/ Greggory Kalvin

Greggory Kalvin
Vice President, Corporate Controller
DineEquity, Inc.